STEP OUT DRILLING AT MARBAN
CUTS 6.5 G/T GOLD OVER 7.0 METRES

Val-d’Or, Quebec, April 1, 2008: NioGold Mining Corporation (TSX-V:NOX) (Frankfurt: NG1) (“NioGold”) reports on results of the 2008 diamond drilling program on the Marban Block property located in the Malartic Gold Camp, Abitibi, Quebec. One of the two drill rigs mobilised on the property in January is investigating the west strike extent of the favourable units hosting the former Marban Mine gold ores (Mine Sequence), where limited drilling was conducted in the past. To date, three widely-spaced (100 metres) drill sections were completed to the west of the Marban Mine shaft.

Hole MB-08-035, drilled on the westernmost section (line 300W), cut a wide gold mineralised zone that averages 4.30 g/t Au over 13.9 metres and includes an impressive interval grading 6.46 g/t Au over 7.0 metres as well as a second higher grade interval of 9.19 g/t Au over 1.2 metres. The results have great impact on the Company’s efforts at Marban as it opens up the potential of defining new gold zones of significant grade and width along the west strike extent of the Mine Sequence. Step out drilling is presently progressing on line 400W.

Readers are invited to review the drilling location figure available at www.niogold.com/marban. Assay results received for six holes completed on lines 200W and 300W (MB-07-031 to MB-08-036) are tabled on the following page. Reported intervals are in core lengths but are inferred to be close to true width as the holes were drilled perpendicular to the general structural trend.

Wedge Zone

A third drill rig was mobilised in late March on the Marban Block property in order to define the promising Wedge Zone discovered in 2006. The Wedge Zone is located near surface, above the Marban Mine stopes, and remains sparsely tested. Previous drilling by NioGold from lines 550E to 300E returned intervals of:

·

MB-06-001:

10.78 g/t Au over 4.0 m within 3.62 g/t Au over 26.4 m;

·

MB-06-002:

8.02 g/t Au over 2.3 m;

·

MB-07-005:

5.38 g/t Au over 4.0 m within 1.05 g/t Au over 35.7 m;

·

MB-07-006:

4.35 g/t Au over 7.0 m incl. 11.97 g/t Au over 1.8 m;

·

MB-07-024:

13.14 g/t Au over 1.9 m within 1.65 g/t Au over 26.4 m.

Footwall Zone

In addition, deeper drilling by NioGold has recognised an important gold mineralised structural zone developed along the lower contact of the Mine Sequence. The Footwall Zone returned thick low grade gold intersections enclosing some higher grade sections:

•

MB-06-001:

1.30 g/t Au over 43.0 m incl. 6.87 g/t Au over 2.0 m;

•

MB-06-013:

2.40 g/t Au over 9.0 m incl. 5.59 g/t Au over 1.0 m;

•

MB-07-028:

0.70 g/t Au over 57.25 m incl. 9.47 g/t Au over 1.2 m;

•

MB-07-031

0.61 g/t Au over 25.3 m;

•

MB-08-032:

0.54 g/t Au over 36.2 m;

•

MB-08-035:

7.16 g/t Au over 1.1 m.

The Footwall structural zone remains sparsely tested over the entire Marban Mine area.

Drilling over the Marban Mine sector since late 2006 has highlighted the robust nature of the Marban gold mineralised system that provides numerous targets to define new gold resources. NioGold has budgeted for 25,000 metres of drilling on the Marban Block in 2008.

MARBAN MINE AREA - 2008 DRILLING RESULTS

Hole #	Line (m)	Station (m)	Az	Dip	Depth (m)	Zone / Unit	From m)	To (m)	Core Length (m)	Grade (g/t Au)
MB-07-031	2+00 W	0+00	180°	-45°	222.0	MZ	132.2	133.4	1.2	9.70
						FWZ	155.5	180.8	25.3	0.61
						including	170.0	174.8	4.8	1.54
MB-08-032	2+00 W	1+50 N	180°	-53°	383.0	MS	167.4	168.6	1.2	4.12
						FWZ	280.0	316.2	36.2	0.54
						including	291.0	297.0	6.0	1.13
MB-08-033	2+00 W	3+50 N	180°	-67°	501.0	NSA
MB-08-034	3+00 W	0+00	180°	-45°	255.0	MS	106.2	111.3	5.1	1.45
						FWZ	200.0	203.4	3.4	1.93
MB-08-035	3+00 W	2+00 N	180°	-45°	459.0	MS	205.9	208.9	3.0	3.36
						MZ	235.0	248.9	13.9	4.30
						including	235.0	242.0	7.0	6.46
						including	246.8	248.0	1.2	9.19
						MS	270.7	288.4	17.7	0.89
						including	285.6	288.4	2.8	3.51
						FWZ	306.3	307.4	1.1	7.16
MB-08-036	3+00 W	3+50 N	180°	-50°	459.0	HWZ	206.1	209.8	3.1	1.38
						MS	294.2	297.5	3.3	2.58
						MS	325.6	326.7	1.1	7.45

Readers are invited to review the previously reported results for holes MB-06-001 to MB-07-029 at www.niogold.com/marban.

Quality Assurance / Quality Control and Qualified Persons

Diamond drill holes were drilled with NQ-size core in order to obtain larger sample volumes for the mineralised zones. The core was delivered by the drilling contractor to NioGold’s facilities located at the Norlartic Mine site. The core was photographed for reference, logged and mineralised sections were sawed in half. Sample lengths varied between 0.5 to 1.5 metres. The half core samples were bagged, sealed and trucked to Activation Laboratories Limited (“Actlabs”) in Ancaster, Ontario, an accredited laboratory. Samples were assayed by the fire- assay method using an atomic absorption finish on a 50-gram pulp split.

A quality assurance and quality control program (QA/QC) was implemented by NioGold and the laboratory to insure the precision and reproducibility of the analytical method and results. The QA/QC program includes the insertion of standards, blanks and duplicates in the sample batches sent to the laboratory and a systematic re-assaying from the remaining coarse reject fraction by the fire-assay method with an atomic absorption finish for samples returning values of 2 to 5 g/t Au and by gravimetric finish for samples returning values greater than 5 g/t Au. As well, 10% of the pulps are sent to Bourlamaque Assay Laboratories Ltd. in Val-d’Or for check assaying.

This news release was prepared by Rock Lefrançois, P.Geo. (OGQ), the Company’s Vice- President and Qualified Person as defined by National Instrument 43-101. The drilling was conducted under the supervision of Yan Ducharme, M.Sc., P.Geo. (OGQ), also a Qualified Person as defined by National Instrument 43-101.

NioGold Mining Corporation — « The Golden Highway Runs Through NioGold »

NioGold Mining Corporation is a junior exploration company primarily focused on GOLD. The Company’s main properties are the Camflo West and the Marban Block located in the Malartic and Val-d’Or Mining Camps, Abitibi, Quebec, with a historic production of over 27 million ounces of gold. The camps presently encompass several active advanced exploration and mine development projects such as Canadian Malartic (Osisko Exploration), Kiena (Wesdome), Midway (Northern Star Mining), Goldex (Agnico-Eagle) and Lac Herbin (Alexis Minerals). The Marban Block encompasses three former gold producers, namely the Norlartic, Kierens (First Canadian), and Marban mines that collectively produced over 590,000 ounces of gold.

NioGold’s experienced and qualified technical team will ensure the successful advancement of the Company’s projects towards the highest quality mineral resources. NioGold invites you to visit the company website at www.niogold.com. For information on NioGold Mining Corporation contact:

Michael A. Iverson, President & CEO Rock Lefrançois, P.Geo., Vice-President

miverson(a)niogold.com rocklefrancois(a)niogold.com

Tel: (604) 856-9887 Tel: (819) 825-7400

This Press Release includes forward-looking statements that are subject to risks and uncertainties. All statements within, other than statements of historical fact, are to be considered forward looking. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. The TSX Venture Exchange or the Frankfurt Stock Exchange did not approve nor do not accept responsibility for the adequacy or accuracy of this news release.